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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

ROPER TECHNOLOGIES, INC.

(Exact Name of Registrant as Specified in its Charter)

Delaware	51-0263969
(State or other jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification No.)

 6901 Professional Parkway East, Suite 200

Sarasota, Florida 34240

(Address of principal executive offices) (Zip Code)

David B. Liner
Vice President, General Counsel and Secretary
(941) 556-2601

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies.

☑	Rule 13P-1 under the Securities Exchange Act (17 CFR 240.13.p-1) for the reporting period from January 1 to December 31, 2014

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Roper Technologies, Inc. (“Roper”, “we”, “our” or “us”) is subject to the requirements of the Conflict Minerals Statutory Provision based on the fact that the minerals defined therein as “conflict minerals” are necessary to the functionality or production of products we manufactured or contracted to be manufactured. The Securities and Exchange Commission (“SEC”) defines the four “conflict minerals” as cassiterite, columbite-tantalite, wolframite (and their derivatives tin, tantalum, and tungsten) and gold(“3TG”).

Our supply chain is complex with many tiers between us and that of the smelters or refiners and the mines from which they source. Based on our downstream position in the supply chain, we must rely on direct suppliers that may themselves procure these minerals far removed from the actual source to determine the 3TG country of origin, chain of custody, and whether or not these minerals directly or indirectly financed or benefited armed groups in the Democratic Republic of the Congo or adjoining countries (“Covered Countries”).

We performed company level surveys with affected direct suppliers providing parts and materials for products we manufactured during the 2014 reporting period to conduct the reasonable country of origin inquiry (“RCOI”). We utilized the Conflict Free Sourcing Initiative’s Conflict Minerals Reporting Template (“CMRT”) as the basis for this inquiry.

We were unable to determine whether a portion of these 3TG (1) originated, or may have originated, from the Covered Countries or (2) came from recycled or scrap sources. Therefore, we were required to exercise due diligence on the 3TG source and chain of custody and to follow a nationally or internationally recognized due diligence framework. These details are provided in our Conflict Minerals Report, a copy of which is provided as Exhibit 1.01 hereto.

Item 1.02 Exhibit

A copy of our Conflict Minerals Report is provided as Exhibit 1.01 hereto and is publicly available at http://www.ropertech.com/conflict-minerals

Section 2 - Exhibits

Item 2.01 Exhibits

Exhibit 1.01 – Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

ROPER TECHNOLOGIES, INC.

By:	/s/ John Humphrey	Date:	June 1, 2015
John Humphrey Executive Vice President, Chief Financial Office (Principal Financial Officer)